UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INSPIRE PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MONARCH TRANSACTION CORP.
MERCK & CO., INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Richard N. Kender
Senior Vice President, Business Development and Corporate Licensing
Merck & Co., Inc.
One Merck Drive, PO Box 100
Whitehouse Station, NJ 08889-0100
(908) 423-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation: $481,393,285	Amount of Filing Fee: $55,889.76

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,889.76	Filing Party:	Monarch Transaction Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	April 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Merck & Co., Inc. and Monarch Transaction Corp. filed a tender offer statement on Schedule TO on April 15, 2011 containing an offer to purchase, form of letter of transmittal and related materials with the U.S. Securities and Exchange Commission (SEC), and Inspire Pharmaceuticals, Inc. (“Inspire”) filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 on April 15, 2011 with respect to the tender offer.  INVESTORS AND INSPIRE STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials have been sent free of charge to all stockholders of Inspire.  In addition, investors may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website at www.sec.gov. The tender offer materials may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the tender offer, at 199 Water Street, 26th Floor, New York, NY 10038 or by calling toll-free at (800) 279-6913.

Exhibit Index

99.1	Press Release issued by Merck & Co., Inc., dated April 15, 2011.